

Mail Stop 3561

July 6, 2017

Mr. Thomas E. Long
Group Chief Financial Officer
Energy Transfer Equity, L.P.
Ms. Kelcy L. Warren
Chief Executive Officer
Energy Transfer, L.P.
8111 Westchester Drive
Suite 600
Dallas, Texas 75225

> **Re: Energy Transfer Equity, L.P.**
> **Energy Transfer Partners, L.P.**
> **Forms 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File Nos. 1-32740 and 1-11727**

Dear Mr. Long and Ms. Warren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Thomas E. Long
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer, L.P.
July 6, 2017
Page 2

Energy Transfer Equity, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 75

Consolidated Results, page 76

1.   Please refer to your reconciliation of segment adjusted EBITDA to net income. As indicated by Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the presentation of total segment adjusted EBITDA outside of the segment footnote within your financial statements is the presentation of a non-GAAP financial measure which you note on page 75. Please tell us your consideration of providing all of the disclosures required by Item 10(e) of Regulation S-K. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Segment Operating Results, page 77

2.   We note the segment measure of profitability reported in your financial statements pursuant to ASC 280 is Segment Adjusted EBITDA. In this section you have labeled a measure as "gross margin" in reconciling to Segment Adjusted EBITDA.   Please tell us how your presentation of this measure labeled as gross margin complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please also refer to the guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S-K for your non-GAAP measures. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Adjusted EBITDA Related to Unconsolidated Affiliates, page 79

3.   Please tell us your consideration of the disclosure requirements in Item 10(e) of Regulation S-K with respect to your disclosure of adjusted EBITDA related to unconsolidated affiliates.

Thomas E. Long
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer, L.P.
July 6, 2017
Page 3

Estimates and Critical Accounting Policies, page 101

Impairment of Long-Lived Assets and Goodwill, page 104

4.   Reference is made to comment number two in our letter dated June 7, 2016 and your response to the comment dated June 17, 2016 indicating no significant portion of your consolidated goodwill balance was substantially at risk of failing the goodwill impairment analysis. We also note the subsequent $1.3 billion of goodwill impairment charges recorded during 2016 in the ETP and Sunoco LP reportable segments. In light of the significant amount of goodwill remaining on the balance sheet in these two reportable segments, and with a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional future material impairment charges, please tell us your consideration of disclosing: the key assumptions used in measuring the impairment losses, how the key assumptions were determined (including any assumed control premium), a discussion of the degree of uncertainty associated with key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional impairment. If you believe additional disclosure continues to be unnecessary, please advise and also consider disclosing your supporting rationale. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Notes to Consolidated Financial Statements, page F-10

Note 11. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities

Guarantee of Sunoco LP Notes, page F-57

5.   Please tell us your consideration of the financial statement requirements in Rule 3-10 of Regulation S-X as it relates to the guarantee of the Sunoco LP Notes and in particular the provision of separate financial statements for the issuer and guarantor of the notes. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Thomas E. Long
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer, L.P.
July 6, 2017
Page 4

Energy Transfer Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Energy Transfer Partners, L.P. and Subsidiaries Consolidated Statements of Operations, page F-5

6.   Please show us your income significance computations under Rule 3-09 of Regulation S-X for your equity method investment in Sunoco LP. Please be sure to explain how you arrived at both the numerator and denominator in the computations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robyn Manuel, Staff Accountant, at 202-551-3823, Donna Di Silvio, Staff Accountant, at 202-551-3202 or me at 202-551-3344 with any questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Branch Chief
                                        Office of Consumer Products